Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following slide presentation was prepared by Towers Watson & Co. (“Towers Watson”) regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson first made these materials available on November 9, 2015.

1 Investor Presentation Update – Merger with Willis Group Holdings November 9, 2015

The benefits to Towers Watson shareholders are clear:  This merger is the right deal
with the right partner to drive significant shareholder value.
The Towers Watson Board of Directors urges shareholders to vote FOR the transaction at our upcoming meeting on November 18, 2015
Unique opportunity to accelerate TW’s long-term growth strategy
Right management team in place to execute on the integration and strategic plan
Clear, compelling synergies
Result of extensive evaluation and negotiation by an engaged, independent board
Exchange ratio that is favorable to TW shareholders

Unique Opportunity to Accelerate Long-Term Strategy
Acceleration of TW’s existing long-term strategy
»
Increased penetration in growth / emerging markets
»
Higher percentage of products / solutions
»
Stronger platform for innovation
Expanded direct access to Willis’ leading U.S.
middle-market client base
»
Supports TW’s goal of capturing a 25% share of the
growing active employee exchange market
»
Expanded client reach provides opportunity to realize
growth across other areas, such as large market P&C
brokerage and Global Health and Group Benefits
Global platform across 120+ countries, expanding
TW’s reach by 80+ countries
»
Leverages Willis’ strong relationships with large
companies internationally
Optimal mix of client offerings, with higher
percentage of solutions
»
The transaction creates a comprehensive portfolio of
advisory services, solutions and technology
Brings together the top industry talent while
enhancing our ability to invest in innovation
“Towers Watson merger is an excellent strategic move by both companies.
Willis’ has the country’s most extensive broker distribution network concentrating on small and mid-sized organizations in the country.”
MKM Partners
August 12, 2015
“[W]e
believe
the
strategic
rationale
underpinning
the
proposed
merger
is
sound. We believe the merger would enhance the overall competitive position of the companies, improve their ability to serve a broader range of clients, create an extensive offering of products and solutions and establish a stronger platform for growth and future investments.”
Glass Lewis
November 5, 2015
“[W]e recognize the strategic merit of the merger and the potential to achieve greater
financial
performance
than
either
company
could
on
its
own
in
the
long term.”
Glass Lewis
November 5, 2015
“[T]he potential long-term benefits of the deal appear compelling…”
ISS
November 5, 2015
“[I]ntegrating
the [exchange] product with a powerful distribution system is more critical than a backward-looking analysis of growth rates can convey.”
ISS
November 5, 2015
“We believe the combination of the two firms will create strong long-term strategic value that outpaces what either firm on a standalone basis can achieve, including generation of material revenue, cost and tax synergies.”
Piper Jaffray
November 6, 2015
Analysts & Proxy Advisors Views
(1)
Permission to used quoted material was neither sought nor obtained; emphasis added.
(
¹
)

Projected to Generate Substantial Growth and Shareholder Value
Merger expected to generate $4.7 billion in value
from highly-achievable synergies
Clearly identified cost, revenue and tax synergies
»
$375 -
$675 million in revenue synergy
opportunity
»
$100 -
$125 million in clearly defined cost
synergies
»
Maintain Irish domicile; achieve effective tax
rate in mid-20 percent range vs. current mid-
30 percent range ($75 million estimated
impact)
Synergy estimates are a result of deep diligence by
TW, Willis, and third-party consultants based on
our detailed understanding of the businesses
Substantially accretive to TW shareholders
»
Cash Net Income accretion expected to be
>25% for CY 2016 and increase to 45% for CY
2018
“We believe the pending merger with Willis has the potential to unlock significant shareholder value, including an accelerated adoption curve for private exchange solutions leveraging channel synergies from Willis' middle market strength. Additionally, we identify strategic value from the combination in the form of enhanced TW international growth and expanded
Willis U.S. P&C growth. We
view
the
$125M
in
cost
synergies
and
$75M
in
tax savings as highly achievable, and potentially conservative.”
Piper Jaffray
November 2, 2015
“Acquisition cost synergies are probably understated by $50M-$75M.
Company is guiding to $100M-$125M in 2-3 years. We note that it achieved about
$110M
in
synergies
from
the
Towers
Perrin
acquisition
–
which
was
half
the size of this deal.”
Stifel
July 1, 2015
“[W]e recognize the strategic merit of the merger and the potential to achieve greater financial performance than either company could on its own in the long term.”
Glass Lewis
November 6, 2015
“[A] combined entity would benefit from certain factors, including cost synergies and the potential revenue opportunity of better mating Towers'
healthcare exchange with Willis' distribution network.”
ISS
November 6, 2015
“[W]e’re
more focused at this point on the bigger prize. The material accretion associated with the WSH deal, where CY16 EPS of $8.25.”
Citi
August 12, 2015
Analysts & Proxy Advisors Views
(1)
Permission to used quoted material was neither sought nor obtained; emphasis added.
(
¹
)

Balanced Ownership Stake for TW Shareholders
TW ownership split is favorable when viewed against historical trading and internal earnings projections.
Source: Towers Watson and Willis Group standalone projections per S-4 filing and FactSet.
Note:
Market
data
from
FactSet
as
of
June
29,
2015.
(1)
Based
on
Pro
Forma
Fully
Diluted
Ownership.
Towers
Watson
pro
forma
market
capitalization
adjusted
for
special
one-time
dividend
of
$337mm
(2)
Operational Improvement Spending of $124mm in 2016E, $128mm in 2017E and $0mm in 2018E per projections by Willis management. Willis standalone tax rate of 24.5% in 2016E, 24.0% in 2017E and 23.5% in 2018E.
Implied TW
Equity
Ownership
Implied WSH Equity
Ownership
Final Pro Forma
Ownership -
Higher/(Lower)
Market Cap Basis
Market Cap (60-day Average Ended 6/05/15)
(1)
49.9%
50.1%
-
Market Cap (180-Day Average Ended 6/05/15)
(1)
49.4%
50.6%
+ 0.5%
Market Cap (1-year average Ended 6/05/15)
(1)
48.9%
51.1%
+ 1.0%
Market Cap (Based on 6/29/15)
(1)
52.7%
47.3%
(2.8)%
Cash Net Income -
Excluding Willis Operational Improvement Expense
CY2016E Cash Net Income
43.5%
56.5%
+ 6.4%
CY2017E Cash Net Income
41.5%
58.5%
+ 8.4%
CY2018E Cash Net Income
40.7%
59.3%
+ 9.2%
Cash
Net
Income
-
Including
Willis
Operational  Improvement  Expense
(2)
CY 2016E
(2)
47.6%
52.4%
+ 2.3%
CY 2017E
(2)
45.1%
54.9%
+ 4.8%
CY 2018E
(2)
40.7%
59.3%
+ 9.2%
Final
Pro Forma Ownership
49.9%
50.1%
-
Contribution Analysis

TW has Outperformed Industry Peers Since Announcement
Purported underperformance relative to peers is driven solely by Marsh & McLennan Companies
(MMC) –
the broader peer group represents a more accurate benchmark for performance
»
MMC is significantly larger than Towers Watson and does not represent a pure-play comparable
TW has actually outperformed peers
(
¹
)
since announcement
–
demonstrating investor support
»
TW management has spent significant time with its shareholders since announcement providing additional detail on the strategic fit and value creation potential of the transaction
»
We believe this engagement has generated significant shareholder support and driven recent outperformance relative to our peers
In
mergers,
initial
market
reaction
to
a
value-creating
transaction
may
be
negative
–
for
instance,
there
was
a
~8%
decline
in
stock
price
on
announcement
of
the
2009
Towers
Perrin
/
Watson
Wyatt
transaction,
although
this
transaction
drove
TW
returns
>20%
in
excess
of
peers
post-transaction
to
date
(1)
Peers include Accenture, Advisory Board Company, Aon, The Corporate Executive Board, FTI, Huron Consulting, and MMC
(2)
Market data per FactSet; represents stock price performance from indicated start date through November 6, 2015
Indexed Share Price Performance
(1)

6/29/15
7/25/15
8/20/15
9/15/15
10/11/15
11/6/15
TW
AON
MMC
Peer Average
Day Prior
to Announcement
(6/29
to Present)
(2)
Day of
Announcement to
Present
(6/30
to Present)
(2)
Average
TW Peers
(1)
(6.5%)
(11.4%)
Median
TW Peers
(1)
(6.5%)
(14.1%)
Towers
Watson
(6.2%)
(1.8%)
vs. Peer Average
0.3%
9.6%
vs. Median Average
0.3%
12.3%

Proven Ability to Realize Benefits of the Merger
Strong continuing management team increases the
likelihood of successfully integrating and capturing
synergies
»
The Chief Executive Officer, Chief Financial Officer,
most of the business leaders and independent
directors will continue to have important roles with
the combined company
TW has a proven record of delivering shareholder
value in highly successful Towers Perrin/Watson
Wyatt merger
»
Towers Watson shares up 214.4%
since
announcement
»
Achieved $110 million in pretax annual cost synergies –
$30 million in excess of the initially anticipated amount
Willis Towers Watson will benefit from the key
elements that drove the success of the Watson
Wyatt/Towers Perrin merger:
»
Transition of management team and Board members
»
Robust integration discipline
»
Properly aligned management incentives with
shareholder’s interest
Analysts & Proxy Advisors Views
“[W]e
also
acknowledge
that
Towers
Watson
management
has
a
track
record of delivering shareholder value following a transformative transaction.”
Glass Lewis
November 5, 2015
“No one has questioned the wisdom of making Towers' CEO the head of the combined entity. In fact, several equity analysts have praised Haley's acquisition track record –
noting that the market has at first underestimated
certain transactions he has overseen.”
ISS
November 5, 2015
“Over the 15 years we have followed TW there have been a number of acquisitions that CEO John Haley has stewarded that were initially underappreciated --
including the key Towers Perrin merger and Extend
Health acquisition to enter the private exchange space.”
Baird Equity Research
June 30, 2015
“Towers Watson management has an appropriate perspective on the value that will emerge at Willis as it executes on its Operational Improvement
Program. The market clearly didn't see this in the immediate aftermath of the announcement, but it reflects good long-term thinking.”
Keefe,
Bruyette
&
Woods
October 9, 2015
“The Willis merger represents a catalyst for upside in exchange revenue growth given increased penetration of the middle market channel.
Additionally, we expect the deal to generate run-rate pre-tax cost synergies of
$125M and tax synergies of $60M. Finally, we believe Towers’ management team can bring enhanced execution to Willis, driving a positive turnaround in the insurance business.”
Piper Jaffray
August 11, 2015
(1)
Permission to used quoted material was neither sought nor obtained; emphasis added.
(2)
Source:
FactSet
dates
from
June
28,
2009
to
November
6,
2015.
(
¹
)
(2)

Transaction was a Result of a Thorough, Independent Process
Extensive Evaluation by an Engaged, Independent Board
Independent Directors played a significant role in evaluating the transaction and oversaw multiple meetings and executive sessions throughout the evaluation and negotiation process
Board extensively reviewed the assumptions underlying the value-creation thesis of the Willis transaction, including internal and external perspectives on revenue, cost and tax synergies
Board considered alternative transaction structures, but determined that the merger-of-equals structure was the optimal way to leverage the strengths of both businesses
No market check was run due to Board, management and advisor judgment regarding lack of strategic interest, which has been validated post-announcement given that no other interested party has indicated
interest or submitted a proposal
Board concluded the potential value of the combined company is more compelling than standalone plan, since it provides a unique opportunity for TW to benefit from the upside created through broadened product offerings, client reach, and geographic scope
“In our opinion, the proposed merger is the result of a thorough review of strategic alternatives. Towers Watson's evaluation of a potential combination with Willis involved various members of management, independent directors and external business, financial and legal advisors, all of whom assessed aspects of the potential value creation opportunities, the cultural compatibility and the strategic and financial implications of the proposed transaction.”
-
Glass Lewis, November 5, 2015
(1)
Permission to used quoted material was neither sought nor obtained; emphasis added.
(
¹
)

The Towers Watson Board of Directors urges shareholders to vote FOR the transaction at our upcoming meeting on November 18, 2015
Compelling strategic rationale
Significant value creation from clearly-identified cost, tax and revenue synergies
Favorable MOE transaction structure
Rigorous Board evaluation of merger
Strong continuing leadership, with proven MOE execution and
integration experience

Where You Can Find Additional Information
In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the
Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of
Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015.
YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS  AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE
FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT
TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION.  You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Matt Rohrman, Investor Relations, or by
telephone at (212) 915-8084.

Forward Looking Statements
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can
identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”,
“anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving
Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers
Watson’s and Willis Group’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis
Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation;  the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses.  Additional risks and factors are identified under “Risk Factors”
in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.
You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.